Manhattan Brewing Company

Profit and Loss
January - December 2021

	TOTAL
Income	
Beer Sales	534,574.02
Discounts/Refunds Given	-51,347.67
Donations Received	2,615.00
Event Sales	11,385.00
Glassware Sales	3,923.00
Liquor/Wine Sales	116,293.50
Merchandise Sales	33,192.19
Snacks Sales	13,491.06
Soda Sales	1,012.00
Square Income	0.00
Standard Beverage Sales	54,373.60
Tips Income	118,552.78
Uncategorized Income	0.00
Total Income	**$838,064.48**
Cost of Goods Sold	
Cost of Goods Sold	245,857.38
Total Cost of Goods Sold	**$245,857.38**
GROSS PROFIT	**$592,207.10**
Expenses	
Advertising & Marketing	7,717.77
Amortization Expense	1,801.63
Charitable Donations	13,846.09
Depreciation Expense	144,441.75
Insurance	36,682.59
Interest Paid	55,088.89
Legal & Professional Services	14,070.79
Meals & Entertainment	8,327.31
Membership	1,027.00
Office Supplies & Software	19,205.50
Payroll Expenses	
Taxes	31,844.90
Wages	370,816.46
Total Payroll Expenses	**402,661.36**
Rent & Lease	54,253.75
Repairs & Maintenance	15,984.00
Research & Development	2,095.87
Square Fees	23,531.78
Supplies	33,179.01
Taxes & Licenses	5,507.05
Telephone	458.45

	TOTAL
Travel	1,524.76
Utilities	36,590.78
Total Expenses	**$877,996.13**
NET OPERATING INCOME	**$ -285,789.03**
Other Income	
Employee Retention Tax Credit	134,054.05
SBA Subsidy	74,831.07
Total Other Income	**$208,885.12**
NET OTHER INCOME	**$208,885.12**
NET INCOME	**$ -76,903.91**

Manhattan Brewing Company

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
Business Checking	128,539.04
Cash on Hand	500.00
Total Bank Accounts	**$129,039.04**
Accounts Receivable	
Accounts Receivable (A/R)	7,355.00
Total Accounts Receivable	**$7,355.00**
Other Current Assets	
Undeposited Funds-1	1,046.50
Total Other Current Assets	**$1,046.50**
Total Current Assets	**$137,440.54**
Fixed Assets	
Accumulated Depreciation	-224,889.98
Computer	984.49
Furniture & Fixtures	28,468.98
Leasehold Improvements	790,153.92
Machinery & Equipment	345,560.05
Total Fixed Assets	**$940,277.46**
Other Assets	
Accumulated Amortization	-2,702.44
Architectural Leasehold Improvement Fees	0.00
Construction Costs	0.00
SBA Loan Fees	27,024.38
Security Deposits	14,092.00
Total Other Assets	**$38,413.94**
TOTAL ASSETS	**$1,116,131.94**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,354.23
Total Accounts Payable	**$2,354.23**
Credit Cards	
Credit Card	466.86
Total Credit Cards	**$466.86**
Other Current Liabilities	
Investor Loan Payable	0.00
Liquor Drink Tax Payable	3,618.30
Liquor Enforcement Tax Payable	705.78
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
KS Income Tax	0.00
KS Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	1,527.50
Square Gift Card	16,462.26
Square Tips	194.25
Total Other Current Liabilities	**$22,508.09**
Total Current Liabilities	**$25,329.18**
Long-Term Liabilities	
Loan from Shareholder - Garrett	20,051.35
Loan Payable - Bank of the Flint Hills	867,187.74
Total Long-Term Liabilities	**$887,239.09**
Total Liabilities	**$912,568.27**
Equity	
Investor's Investments	
Investor - Alexandria Troxtell	150.00
Investor - Corey McGlynn	600.00
Investor - Curtis Krebsbach	104,500.00
Investor - Dan and Faye Aves	1,200.00
Investor - Dan and Mary Dutcher	13,500.00
Investor - Debra and Brad Assman	4,500.00
Investor - Debra and Greg Jorgensen	4,500.00
Investor - Dwayne Vaughn	4,500.00
Investor - Dylan Parsley	1,500.00
Investor - Gary Stanton	6,000.00
Investor - Ian Hrasky	1,950.00
Investor - Jacob Penrod	150.00
Investor - Jaunita and Ken Gregoire	41,100.00
Investor - Joey Crowley	15,000.00
Investor - John and Bobbie Voegeli	4,500.00
Investor - John and Susie Dutcher	12,000.00

	TOTAL
Investor - Jonathan Voegeli	9,900.00
Investor - Josh Lynch	150.00
Investor - Josh Paulman	8,550.00
Investor - Matt Campbell	3,000.00
Investor - Mike Scanga	4,500.00
Investor - Mitch Watson	4,500.00
Investor - Paula Avila	450.00
Investor - Phil Slape	25,000.00
Investor - Phil Voegeli	4,500.00
Investor - Roric and Deb Paulman	169,505.00
Investor - Sam Voegeli	4,500.00
Investor - Summer Dierks	1,500.00
Investor - Tom Kelly	4,500.00
Investor - Travis and Emily DeLorean	1,050.00
Investor - Trent McGee	150.00
Investor - Trevor White	3,900.00
Investor - Tyler McConnell	150.00
Investor - Zach Paulman	20,000.00
Investors - Jake Wassenberg	4,500.00
Total Investor's Investments	**485,955.00**
Partner Investments	
Partner Contributions - Garrett	600.00
Partner Contributions - Jake	600.00
Total Partner Investments	**1,200.00**
Retained Earnings	-206,687.42
Net Income	-76,903.91
Total Equity	**$203,563.67**
TOTAL LIABILITIES AND EQUITY	**$1,116,131.94**

Manhattan Brewing Company

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-76,903.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-7,355.00
Accumulated Depreciation	144,441.75
Accumulated Amortization	1,801.63
Accounts Payable	-660.96
Credit Card	466.86
Investor Loan Payable	-5,000.00
Liquor Drink Tax Payable	522.82
Liquor Enforcement Tax Payable	-335.30
Sales Tax Payable	434.08
Square Gift Card	11,390.00
Square Tips	167.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**145,873.38**
Net cash provided by operating activities	**$68,969.47**
FINANCING ACTIVITIES	
Loan Payable - Bank of the Flint Hills	-126,635.83
Investor's Investments:Investor - Alexandria Troxtell	150.00
Investor's Investments:Investor - Curtis Krebsbach	4,500.00
Investor's Investments:Investor - Dan and Mary Dutcher	4,500.00
Investor's Investments:Investor - Dylan Parsley	1,500.00
Investor's Investments:Investor - Gary Stanton	1,500.00
Investor's Investments:Investor - Ian Hrasky	1,500.00
Investor's Investments:Investor - Jaunita and Ken Gregoire	21,000.00
Investor's Investments:Investor - Joey Crowley	9,000.00
Investor's Investments:Investor - John and Susie Dutcher	3,000.00
Investor's Investments:Investor - Josh Paulman	6,000.00
Investor's Investments:Investor - Paula Avila	450.00
Investor's Investments:Investor - Roric and Deb Paulman	12,500.00
Investor's Investments:Investor - Summer Dierks	1,500.00
Investor's Investments:Investor - Travis and Emily DeLorean	750.00
Investor's Investments:Investor - Trevor White	1,950.00
Investor's Investments:Investor - Zach Paulman	10,000.00
Retained Earnings	9,700.67
Net cash provided by financing activities	**$ -37,135.16**
NET CASH INCREASE FOR PERIOD	**$31,834.31**
Cash at beginning of period	98,251.23
CASH AT END OF PERIOD	**$130,085.54**